

September 22, 2010

Ronald L. Sargent
Chief Executive Officer
Staples, Inc.
Five Hundred Staples Drive
Framingham, MA 01702

> **Re:** **Staples, Inc.**
> **Form 10-K for the fiscal year ended January 30, 2010**
> **Filed March 2, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2010**
> **Form 10-Q for the fiscal quarter ended May 1, 2010 and July 31, 2010**
> **Filed May 20, 2010 and August 19, 2010**
> **File No. 000-17586**

Dear Mr. Sargent:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2010

Item 9A. Controls and Procedures, page 18

(a) Management's Annual Report on Internal Control Over Financial Reporting, page 18

1. You state that your management concluded that as of January 30, 2010, the Company has maintained, in all material respects, effective internal control over financial reporting. Please confirm that your management concluded that as of January 30, 2010, your internal controls

over financial reporting were effective. Further, please confirm that in future filings you will omit the language, "in all material respects," as this appears to be a qualification on management's conclusion regarding the effectiveness of your internal controls over financial reporting.

Appendix B

Management's Discussion and Analysis of Financial Condition…page B-1

Outlook, page B-2

2.  Please expand this section to discuss known material trends, demands commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income or resulting in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K. For example, we note that you have suffered increased losses in China over the past two years, which was one reason that your International Operations' business unit income rate decreased from 3.3% to 2.3%. Further, we also note that with respect to your North American retail operations that sales of non-consumable and durable products have declined over the past two years. Please discuss if you expect these trends to continue and, why or why not, and any steps you are taking to address these trends. If you expect these trends to continue please discuss, if material, how these losses may affect your overall financial condition, operating performance, revenues or income or result in your liquidity decreasing or increasing in any material way and how you are attempting to mitigate the impact of these trends.

3.  We note your disclosure on page B-17 regarding your future plans with respect to capital expenditures. Please also disclose the source of funds for such expenditures pursuant to Item 303(a)(2) of Regulation S-K. Also, with a view to understanding how your capital expenditures change from year to year, please explain how your plans for 2010 differ, if at all, from your 2009 expenditures, as we note that your plans for 2010 reflect an increase as compared to the amounts you disclose on page C-37.

Exhibit Index, page D-1

4.  It appears that you have not provided all of the schedules and/or exhibits to Exhibit 10.1 – Amended and Restated Revolving Credit Agreement, dated as of October 13, 2006. Please re-file the complete credit agreement, including all schedules and exhibits with your next periodic report and confirm to us that you will do so.

Definitive Proxy Statement on Schedule 14A

Performance Based Annual Cash Bonus, page 46

5. We note that the amount of target bonus awards is between 60% and 125% of the actual base salary paid to the named executive officer during the plan year. With a view to understanding how you arrived at the amounts disclosed in the summary compensation table, please disclose the percentage that is applicable to each named executive officer.

6. We note that your cash bonus is based on three performance objectives, one of which is return on net asset dollars. We note that the return on net asset dollars component for Messrs. Doody and Parneros is based on business unit specific figures, and we note that you only disclosed the return on net asset dollars target for total company performance. Please provide the return on net asset dollars target that applied to Messrs. Doody and Parneros. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Long Term Equity Incentives, page 48

7. We also note that the Compensation Committee changed the performance period under your Long Term Equity Incentives program from three years to one year and based the 2009 awards on a earnings per share growth rate target. Please provide, for each named executive officer to the extent they differ, the earnings per shares growth rate target necessary to achieve threshold, target and maximum payouts under the plan. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director